Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ticketplus Group SpA	Chile
Ticketplus SpA	Chile
Ticketplus, Inc.	Delaware, USA
Ticketplus Global IP LLC	Delaware, USA
Ticketplus LLC	Delaware, USA